January 10, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Rice Energy Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 6, 2013
File No. 333-192894

Ladies and Gentlemen:

Set forth below are the responses of Rice Energy Inc. (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) telephonically on January 9, 2013 and January 10, 2013, with respect to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-192894, filed with the Commission on January 6, 2013 (the “Registration Statement”).

The Company has previously submitted to the Staff via email correspondence and has also attached hereto its proposed marked copy of those pages of the Registration Statement that will be affected by the verbal comments from the Staff. In addition, the Company will incorporate the marked changes attached hereto in Amendment No. 3 to its Registration Statement (“Amendment No. 3”), to be submitted via EDGAR.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers correspond to the marked pages attached hereto unless otherwise specified.

Securities and Exchange Commission

January 10, 2014

Verbal Comments

1.	We note that your 2014 capital expenditure budget exceeds the aggregate amount of proceeds to be received in connection with the offering and availability under your revolving credit facility. Please revise to clarify how you intend to fund your 2014 capital expenditures.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure to clarify that we intend to fund the remainder of our 2014 capital expenditures by increasing the borrowing base under our revolving credit facility. In addition, we have added disclosure to state that a portion of our 2014 capital budget is projected to be financed with cash flows from operations derived from wells drilled on drilling locations not associated with proved reserves in our September 30, 2013 reserve report and, the failure to achieve projected production and cash flows from operations from such wells could result in adjustments to our 2014 capital budget. Please see pages 22 and 75 of Amendment No. 3.

2.	Please revise your disclosure regarding 2014 capital expenditures for leasehold acquisitions to disclose the portion of such leasehold acquisition expenditures that is currently committed and the portion that is discretionary.

RESPONSE:

We acknowledge the Staff’s comment and we have revised the disclosure accordingly. Please see pages 3 and 89 of Amendment No. 3.

3.	We note that the production graph on page 2 reflects an increase in average net daily production for November 2013 relative to the third quarter of 2013. Please revise to disclose average net daily production for the fourth quarter of 2013 and explain the increase in production over the third quarter of 2013.

RESPONSE:

We acknowledge the Staff’s comment and we have revised our disclosure accordingly. Please see pages 2 and 88 of Amendment No. 3.

4.	Please revise your ownership structure charts after giving effect to the offering to reflect the percentage of outstanding commons stock that will be owned by each party.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see pages 10 and 136 of Amendment No. 3.

Securities and Exchange Commission

January 10, 2014

5.	Please explain how adjustment (e) to your pro forma statement of operations contained on page F-6 is expected to have a continuing impact on the registrant. Please see Regulation S-X Rule 11-02(b)(6).

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure to remove footnote (e) from the pro forma statement of operations. Please see pages F-6 and F-9 of Amendment No. 3.

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Securities and Exchange Commission

January 10, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Matthew R. Pacey of Vinson & Elkins L.L.P. at (713) 758-4786.

Very truly yours, Rice Energy Inc.

By:	/s/ James W. Rogers
Name:	James W. Rogers
Title:	Vice President, Chief Accounting & Administrative Officer, Treasurer

Enclosures

cc:	Angie Kim (U.S. Securities and Exchange Commission)
Mark Wojciechowski (U.S. Securities and Exchange Commission)
Lily Dang (U.S. Securities and Exchange Commission)
John Hodgin (U.S. Securities and Exchange Commission)
Daniel J. Rice IV (Rice Energy Inc.)
Grayson T. Lisenby (Rice Energy Inc.)
William E. Jordan (Rice Energy Inc.)
Douglas E. McWilliams (Vinson & Elkins L.L.P.)
Matthew R. Pacey (Vinson & Elkins L.L.P.)
Gerald M. Spedale (Baker Botts L.L.P.)
Jason A. Rocha (Baker Botts L.L.P.)